INVEST IN **TOCCA**

B2B company virtual spaces. Created by us, customized by you.



tocca.io San Francisco CA

Technology | Saas | Analytics | Silicon Valley

OVERVIEW UPDATES WHAT PEOPLE SAY 4 ASK QUESTION

Highlights

1. Raised $2m with angels: Parker Harris (Salesforce) Kevin Ryan (Mongo DB) Nick Metha (Gainsight)....
2. Alumn of the Alchemist and Salesforce Build Accelerators
3. Strong experienced management team (over 70 years of B2B SaaS).
4. Management exited 5 companies combined: Alibris , Stone Edge, Monsoon Commerce, Wimba, Inwebo
5. 16 customers of which 8 in the last few weeks coming out of beta. Orders up over 200% in Q2 over Q1 2021
6. Won top performer spring 2021 award in Virtual Event Platform
7. Massive market opportunity for virtual events estimated at over $400bn by 2027 by Forbes

Our Team



Tommaso Trionfi Co-founder and CEO

Founding team and CEO of Wimba, No. 1 virtual classroom solution, acquired by Blackboard. CEO of a PE firm owned holding company, Monsoon Commerce, restructured 3 companies and sold them over 18 months.

> Prior to Tocca, we built the leading virtual classroom solution, which Blackboard acquired. Tocca began as a platform to streamline data capture and marketing automation for in-person events. As meetings went virtual due to COVID, we pivoted to become a B2B virtual events platform. I've long been passionate about communication and virtual learning.



Stephane Paquet Co Founder and CTO

Co-Founder and CTO of RightPlaceCall an offshore service provider supporting CAC40 companies. Director Office of the CTO at ROI and part of the management team.



Didier Perrot Head of Product

Founder, CEO and CPO of inWebo Technologies, a leading digital identity security SaaS, acquired by PE firm Essling Capital

Pitch

TOCCA

Created by us.
Customized by you.

Tommaso Trionfi
CEO

June, 2021

Virtual is here to stay

X5 Leads at 1/10th of the cost

Events	In Person	Virtual
Attendees	1	x5
Number of sales leads	1	x5
C-suite attendance	1	x10
Total net cost per attendee	$200-$300	$20

The problem

Video technology and new virtual event platforms have completely changed the way we interact

But corporate communication is broken today with companies using:

- Conferencing tools like Zoom for uses that they were not designed for
- Older Webinar technologies
- Virtual event platforms that have been modelled after traditional convention centers



A new solution

Where interactive communication activities of companies can be reevaluated in light of:

- Increased usage of video technology
- Strong demand of customized interactive venues
- Higher efficiency
- Lower costs



Biomedical
General discussion of the Biomedical sector
eCommerce
General discussion of the eCommerce sector
Fintech
General discussion of the Fintech sector
VIEW FULL SCHEDULE
Opening Keynote
Want a break during the conference?
Join us in the Executive Lounge
Thank you to our sponsors:
Google
Gainsight
TESLA

Product

Company own white label virtual space with building blocks that can easily be configured, as many of each room as needed



Landing authentication page

Lobby

Broadcasting room

Interactive room

Market landscape





Conferencing tool providers

zoom
GoToMeeting
Google Meet
livestorm
Cisco Webex
White Label building blocks enterprise focus
TOCCA
Bevy
splash
ON24
remo
Intrado
cvent
BIZZABO
hopin
Brella
vFAIRS

Virtual convention center providers

Tocca competitive advantage



Other solutions

- Preset frame, static layout
- Resource intensive, convention centric

TOCCA

- White Label customizable building blocks
- Flexible, highly configurable
- Fast admin, always on
- Enterprise and marketing focus
- Fully integrated

Team

Tommaso Trionfi
CEO

Founding team CEO of Wimba, leading Virtual Classroom solution. Grew the company to 800 customers. Acquired by Blackboard. PE firm CEO divested 3 companies.





Stephane Paquet
CTO

Co-founder and CTO of RPC. Bootstrapped the company to 800 employees.





Didier Perrot
Head of Product

Founder, CEO and Head of Product for Inwebo, grew it to the leading multifactor authentication solution.





Stephanie Robotham
CMO (part time)

Drove successful marketing campaigns for top tiers technology companies.





ADVISORY BOARD

Roger Arnemann
CPO
GUIDEWIRE

Marc Wendling
VP of Corp Sales
snowflake

Market focus



Corporate communication activities:

- Sales price ranges from $8,000 to $80,000 ARR
- Average ARR between $20,000 - $30,000 for Virtual Platform only
- Upsell opportunities
- 8,000 customers will generate $200m ARR



We are initially targeting only mid-size tech B2B companies and Business Associations:

- 80,000 potential customers in US alone



Initial users:

- Marketing, sales enablement and event management



Time frame:

- Reach $200m ARR in 6-7 years

[redacted]

TOCCA

Virtual corporate communication management

Tommaso Trionfi
CEO

HQ in San Francisco, California